PEABERRY SOFTWARE, INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

May 20, 2021

To: Board of Directors, PEABERRY SOFTWARE, INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of PEABERRY SOFTWARE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 17, 2021

PEABERRY SOFTWARE, INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,458,005	$ 1,497,249
Accounts receivable	119,652	23,228
Other current assets	248,315	183,043
Total Current Assets	3,825,972	1,703,520
Non-Current Assets		
Deposits	17,191	1,013
Deferred tax asset	986,340	932,570
TOTAL ASSETS	**$ 4,829,503**	**$ 2,637,103**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 215,318	$ 127,390
Deferred revenue	748,938	411,903
Other current liabilities	151,833	18,639
Total Current Liabilities	1,116,089	557,932
Non-Current Liabilities		
Loans payable, Paycheck Protection Program	707,475	0
TOTAL LIABILITIES	**1,823,564**	**557,932**
Shareholders' Equity		
Common stock (6,133,124 and 6,130,402 shares outstanding as of December 31, 2020 and 2019, respectively)	613	613
Preferred stock (3,858,224 and 3,788,144 shares outstanding as of December 31, 2020 and 2019, respectively)	338	338
Additional paid-in capital	3,858,224	3,788,144
Accumulated deficit	(841,480)	(1,682,310)
Accumulated other comprehensive income (loss)	(11,756)	(27,614)
TOTAL SHAREHOLDERS' EQUITY	**3,005,939**	**2,079,171**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 4,829,503**	**$ 2,637,103**

PEABERRY SOFTWARE, INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 13,895,557	$ 9,585,573
Less: Cost of goods sold	3,193,691	2,445,448
Gross Profit	10,701,866	7,140,125
Operating Expenses:		
General and administrative	3,157,996	2,473,868
Research and development	3,786,829	2,770,984
Sales and marketing	2,950,594	2,086,465
Total Operating Expenses	9,895,419	7,331,317
Net operating income	806,447	(191,192)
Other Items:		
Interest income	71	3,238
Other income	12,700	17,350
Tax benefit (expense)	21,612	(261,522)
Net Income (Loss)	$ 840,830	$ (432,126)
Unrealized gain from foreign currency translation	15,858	(20,871)
Comprehensive Income (Loss)	$ 856,688	$ (452,997)

PEABERRY SOFTWARE, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Equity (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders' Capital (Deficit)
	# of shares	$ at par	# of shares	$ at par				
Balance as of January 1, 2019	6,118,365	$ 600	3,378,499	$ 338	$ 3,834,900	$ (1,250,184)	$ (6,743)	$ 2,578,911
Issuance of shares	12,037	13			12,024			12,037
Issuance costs					(58,780)			(58,780)
Comprehensive Net Loss						(432,126)	(20,871)	(452,997)
Balance as of December 31, 2019	6,130,402	$ 613	3,378,499	$ 338	$ 3,788,144	$ (1,682,310)	$ (27,614)	$ 2,079,171
Issuance of shares	2,722							0
Share options vested					70,080			70,080
Comprehensive Net Income						840,830	15,858	856,688
Balance as of December 31, 2020	6,133,124	$ 613	3,378,499	$ 338	$ 3,858,224	$ (841,480)	$ (11,756)	$ 3,005,939

PEABERRY SOFTWARE, INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Comprehensive Net Income (Loss)	$ 856,688	$ (452,997)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	(15,858)	20,871
Deferred tax benefit	(53,770)	-
Share option expense	70,080	-
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(96,424)	2,101
(Increase) Decrease in other current assets	(65,272)	(176,562)
(Increase) Decrease in deposits	(16,178)	-
Increase (Decrease) in accounts payable and accrued expenses	236,659	94,626
Increase (Decrease) in deferred revenue	441,147	280,593
Net Cash Used In Operating Activities	1,252,960	(213,368)
Cash Flows From Investing Activities		
None	-	-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds of notes	707,475	0
Proceeds from issuance of stock	321	12,037
Net Cash Provided By Financing Activities	707,796	12,037
Net Change In Cash	1,960,756	(219,331)
Cash at Beginning of Period	1,497,249	1,716,580
Cash at End of Period	$ 3,458,005	$ 1,497,249

PEABERRY SOFTWARE, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Peaberry Software, Inc. ("Peaberry" or the "Company") was formed on January 30, 2012 under the laws of Delaware, and is primarily engaged in the business of software development, marketing, and customer data management.

Customer.io, Inc. (Customer.io), a wholly owned foreign subsidiary of Peaberry, was formed in Canada on July 20, 2015. Customer.io is also engaged in the business of software development, marketing, and customer data management. Customer.io operates exclusively in Canada.

Since inception, the Company has has relied on issuing securities and revenue from sales to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 12). These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Principles of Consolidation
The consolidated financial statements include the accounts of Peaberry and Customer.io (collectively the Company). All material intercompany balances and transactions have been eliminated in consolidation. Customer.io's balances are converted from Canadian dollars to US dollars in consolidation.

Basis of Accounting
The Company's consolidated financial statements are prepared using the accrual basis of accounting and presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates
The Company uses estimates and assumptions in preparing the consolidated financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the reporting period. Some of the critical estimates made by the Company include, but are not limited to, the net realizable value of accounts receivable and the value of certain stock-based compensation. Actual results may differ from the estimates used in preparing the consolidated financial statements.

Stock-based Compensation
Stock-based compensation primarily consists of share options granted to employees. Share options are classified as equity and are measured at the calculated value of the underlying stock at the grant date. Compensation expense is recognized over a 48-month vesting period and forfeitures are accounted for as they occur.

Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and highly liquid investments with a maturity of three months or less when purchased.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are customer obligations due on normal trade terms requiring payment within 30 days from the invoice date. Collections of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews accounts receivable balances and performs an assessment of current credit worthiness including an estimate of the portion, if any, of the balance that will not be collected. An allowance for doubtful accounts of $525 was recorded at December 31, 2020.

Prepaid Expenses
Prepaid expenses consist of prepaid items such as insurance and other operational costs including software licenses and professional services.

Deposits
Deposits consist of amounts prepaid by the Company on employment contracts for remote contract workers.

Property, Plant and Equipment
The Company capitalizes all property and equipment with a purchase price over $5,000 and a useful life greater than one year. As of December 31, 2020, no purchases meeting these criteria had been made, and no amount of property, plant, or equipment had been recorded.

Advertising Costs
Advertising costs are expensed as incurred (or the first time the advertising takes place). Advertising costs expensed amounted to $205,196 for the period ending December 31, 2020.

Research and Development Costs
Due to the ongoing nature of software development, the Company continuously incurs costs to modify and adapt their products to customer needs. As such, it is the Company's policy that all costs incurred for product development and ongoing maintenance are expensed as incurred and stated separately on the statement of operations. The costs are inclusive of materials and payroll of those closely related with research and development.

Revenue Recognition
The Company uses a single five-step model to identify and recognize revenue from contracts with customers ("Customer Revenue") upon transfer of control of promised goods or services in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company records sales taxes collected directly from customers and remitted directly to the taxing authorities on a net basis on the Consolidated Statement of Operations. In the event one of the parties to a contract has performed before the other, the Company would recognize a contract asset or contract liability depending on the relationship between the Company's performance and the customer's payment.

Variable considerations include provisions for sales discounts, returns, and warranty claims and are estimated and recorded as a reduction to revenue at the time of sale. Sales discounts primarily consist of contractual programs with certain customers or discretionary discounts that are expected to be granted to certain customers later. Estimates of discretionary discounts and returns are based on historical rates, specific identification of outstanding claims and returns, and estimated discounts, returns and claims expected but not yet finalized with customers.

Cost of revenues primarily consists of web services fees, payroll costs and transaction processing fees.

Subscriptions – Revenue from providing software development, marketing and customer data management services is primarily recognized when performance obligations are satisfied, and the service has been performed. Customers may subscribe to several different service packages and are either billed periodically throughout the year as the service is consumed or billed in one lump sum. Revenue from accounts subscribing to a periodic billing cycle is recognized throughout the year as the service is provided and the customer is billed, typically monthly. Revenue from accounts that are billed on an annual basis are initially deferred, then recognized throughout the year as services are provided.

Professional Services – The Company provides similar services described under the Subscriptions model, but which are more tailored to the customer's specific needs and are not provided on an ongoing basis. Revenue from these services is recognized periodically throughout the year as services are performed and the customer is billed.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, as shown on the corporate tax returns, plus deferred taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates which will be in effect when those differences are expected to reverse.

If appropriate, deferred tax assets are reduced by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Under ASC 740, tax benefits are recorded only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits, if any, are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of interest expense. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2017.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which creates FASB ASC Topic 606, "Revenue from Contracts with Customers" and supersedes ASC Topic 605, "Revenue Recognition". The guidance replaces industry-specific guidance and establishes a single five-step model to identify and recognize the revenue. The core principle of the guidance is that an entity should recognize revenue upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Additionally, the guidance requires the entity to

disclose further quantitative and qualitative information regarding the nature and amount of revenues arising from contract with customers, as well as other information about the significant judgements and estimates used in recognizing revenues from contracts with customers. Several practical expedients are allowed under the guidance to non-public entities. During 2016, 2017 and 2020, the FASB issued several ASUs that clarify the implementation guidance for ASU No. 2014-09 but do not change the core principle of the guidance. This guidance may be adopted retrospectively or under a modified retrospective method where the cumulative effect is recognized at the date of initial application. The Company adopted this guidance on January 1, 2020, under the modified retrospective method and the adoption will not have an impact on the Consolidated Financial Statements but will require enhanced disclosures included in the Notes to Consolidated Financial Statements. The initial application was applied to all contracts that were not completed at the date of initial application.

The timing and amount of revenue recognized when the Company has the right to invoice it corresponds directly with the performance of related services for customers to date.

In February 2016, the FASB issued ASU No. 2016-02, which creates FASB ASC Topic 842, "Leases" and supersedes Topic 840 "Leases". This guidance increases transparency and comparability among entities by recording lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous guidance. In June 2020, the FASB issued ASU No. 2020-05 which deferred for one year the required effective date of Topic 840. This guidance will be effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted, and is required to be adopted using a modified retrospective approach. The Company plans to adopt this guidance effective January 1, 2022, and is currently evaluating the impact on its Consolidated Financial Statements and disclosures included within the Notes to Consolidated Financial Statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, to simplify the accounting for nonemployee awards by expanding the scope of ASC 718 to include share-based payment transactions involving nonemployees. ASU 2018-07 supersedes the guidance in ASC 505-50 "Equity-Based Payments to Non-Employees". This guidance aligns the accounting for nonemployee awards with the existing accounting model for employee awards. The Company adopted this guidance on January 1, 2020, under a modified retrospective approach, concurrent with the adoption of ASC Topic 606. The adoption did not require a cumulative adjustment to the Consolidated Financial Statements.

NOTE 2 – SUPPLEMENTAL CASH FLOW DISCLOSURES

For the year ended December 31, 2020, the Company paid no cash for interest, and paid $16,409 in cash for income taxes.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits. The Company has several cash accounts at one financial institution. The Federal Deposit Insurance Corporation (FDIC) currently insures deposits

up to
$250,000. The Company's cash balances at December 31, 2020, were in excess of FDIC insured limits.

Credit risk on trade receivables is mitigated by control procedures to monitor the credit worthiness of customers. As of December 31, 2020, approximately 35 percent of the Company's receivables were concentrated among three customers.

NOTE 4 – DEFERRED REVENUE

The Company recorded deferred revenue of $748,938 as of December 31, 2020. The amounts deferred consist of advance cash payments from customers that have entered into service agreements. For those customers that opt into this billing arrangement, the Company charges a yearly fee payable in advance to provide software development, marketing and customer data management services. The Company recognizes revenue ratably over the year as these services are provided. The revenue from these advance payments will generally be recognized within one year of the Balance Sheet date.

NOTE 5 – LINE OF CREDIT

At December 31, 2020, the Company had a line of credit agreement with Silicon Valley Bank. This line of credit agreement, with availability up to $2,000,000, expires on April 14, 2021. The interest rate on this line of credit is subject to change from time to time based on changes to the independent index which is the Prime Rate as published in the 'Money Rates' section of the Wall Street Journal. Interest on the unpaid principal balance of this line of credit is calculated as the greater of 1.00% above the index or 5.50%. As of December 31, 2020, the interest rate in effect was 5.50% and there was no outstanding balance on the line of credit.

NOTE 6 – OTHER LIABILITIES – PAYCHECK PROTECTION PROGRAM LOAN

During the COVID-19 pandemic, the Company entered into a loan agreement with Silicon Valley Bank for the SBA Paycheck Protection Program (PPP) loan in the amount of $707,475. The outstanding principal balance accrues interest during and after the six-month payment deferral period. No payments are due until the application for forgiveness is processed by the US Small Business Administration ("SBA"). Any unforgiven loan balance matures in April 2022. If the SBA determines the loan proceeds were spent on qualified uses (primarily payroll) the entire amount of the loan could be forgiven. As the Company expects full forgiveness of the entire balance, no required monthly payments on this loan have been paid, or interest accrued. The Company has applied for loan forgiveness but has not received confirmation from the SBA.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases office space as its corporate headquarters through an operating lease. In September 2018, the lease was renewed for three years, extending the expiration date to October 2021. The agreement calls for monthly rental payments of $11,954 through October 14, 2020, then $12,313 through the remainder of the lease. Additional rent is required based on increases in operating costs and taxes. Rent expense for the year ended December 31, 2020 was $144,363. As of December 31,

2020, future lease commitments through the lease termination were $123,130 payable during the year ended December 31, 2021.

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 8 – STOCKHOLDERS' EQUITY

The Company has authorized 12,000,000 shares of common stock and 3,496,955 shares of preferred stock, both of which have a stated par value of $0.0001 per share. As of December 31, 2020, there were 6,133,124 shares of common stock issued and outstanding, and 3,378,499 shares of preferred stock issued and outstanding. Each share of common stock has one voting right. During 2020, common shares were issued at $0.93 and $0.11 per share. The share values were determined by an independent valuation. For the year ended December 31, 2020, total stock-based compensation expense was $70,080.

During March, June and December 2020, the Company issued share option grants to employees of the Company for the right to purchase shares of common stock. The March 2020 issuance consisted of share option grants for the right to purchase 29,528 shares of common stock at the option price of $0.98 per share. The June and December 2020 issuances consisted of share option grants for the right to purchase a total of 215,736 shares of common stock at the option price of $1.37 per share. The option grants vest over a 48-month vesting period. The fair value of the option grants was calculated using the Black-Scholes Merton option pricing model using the following assumptions: dividend yield of $0, risk-free interest rate equal to the daily 10-year Federal Treasury yield curve immediately preceding the grant date, expected lives of 10 years for the options, and a volatility index calculated from similar companies which are publicly listed. The calculations resulted in an estimated fair value at the grant date of $115,845. A total of 2,722 share options were exercised during the year ended December 31, 2020.

NOTE 9 – INCOME TAXES

The Company is taxed as a C Corporation under the Internal Revenue Code. Due to various timing differences, income and expense may be recognized in different periods for tax reporting purposes than forfinancial statement purposes.

Income tax expense (benefit) for the year ended December 31, 2020, was as follows:

Current provision	$	32,158
Deferred tax expense (benefit)		(53,770)
Income tax expense (benefit)		(21,612)
Federal income tax expense (benefit)		(40,865)
State income tax expense (benefit)		(7,735)
Foreign income tax expense (benefit)		26,988
Income tax expense (benefit)	$	(21,612)

The tax effects of temporary differences that give rise to deferred tax assets are relate to a credit for research and development of $512,623 and a net operating loss of $473,717.

The statutory income tax rates differ from the effective tax rate due primarily to state minimum income taxes, tax credits and permanent differences.

Regarding uncertain income tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. The Company has concluded that it had no unrecognized income tax benefits at December 31, 2020, and it has no tax positions for which it estimates a significant change over thenext 12 months.

The Company is subject to examination by state, federal and Canadian tax authorities. If such examinationsresult in changes to the Company's taxable income, the tax liability of the shareholders could be changed accordingly.

The Company has approximately $1,750,000 of federal net operating loss carryforward, approximately $1,590,000 of state net operating loss carryforwards and $510,000 of federal research and development tax credit carryforward. These carryforwards generally begin expiring in 2031 if unused by then.

NOTE 10 – EMPLOYEE BENEFITS

The Company sponsors a defined contribution 401(k) savings plan that covers all full-time, US employees. Employees are eligible to participate as of their date of hire. Employees may contribute to the plan via salarydeferrals and rollover contributions. The Company may make discretionary contributions to the plan, but there is currently no employer match specified. For the year ended December 31, 2020, the Company did not make any contributions into the plan.

NOTE 11 – RISKS AND UNCERTAINTIES

In March 2020, the State of Oregon ordered an emergency shutdown of many non-essential businesses as a result of the spread of the COVID-19 virus. As the Company conducts business primarily via the internet, the Company was able to continue operating during the shutdown. Despite the adverse economic conditions, the Company reported increased revenues for the year ended December 31, 2020, compared to prior years, which can be attributed partially to the transition to more remote work and online business during the pandemic. However, this pandemic still presents uncertainties related to future business operations, and the full economic impact of these events is unknown at this time.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.